Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
WCA Waste Corporation:

We consent to the incorporation by reference in the registration statements (No. 333-131875 and No. 333-139809) on Form S-8 of WCA Waste Corporation of our reports dated March 8, 2010, with respect to the consolidated balance sheets of WCA Waste Corporation as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009 which reports appear in the December 31, 2009 annual report on Form 10-K of WCA Waste Corporation.

/s/ KPMG LLP

Houston, Texas
March 8, 2010